Managed Portfolio Series
c/o U.S. Bancorp Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

October 9, 2025

VIA EDGAR TRANSMISSION

David L. Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos. 333-172080 and 811-22525
Prospector Focused Large Cap Fund (S000096090)

Dear Mr. Orlic,

The purpose of this letter is to respond to the comments you provided on September 25, 2025, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 629 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the Prospector Focused Large Cap Fund (the “Fund”) as a series of the Trust. PEA No. 629 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N‑1A on August 8, 2025. For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.
The Trust’s responses to your comments are as follows:
Prospectus:

Fees and Expenses of the Fund

1.Staff Comment: Please provide an updated fee table and expense example at least five days prior to effectiveness.

Response: The Trust responds by confirming it will update the fee table and expense example at least five days prior to the effective date of the Prospectus as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and example below.

SHAREHOLDER FEES (fees paid directly from your investment)
Redemption Fee (as a percentage of amount redeemed on shares held 60 days or less)	2.00%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses(1)	0.66%
Total Annual Fund Operating Expenses(2)	1.71%
Fee Waiver and Expense Reimbursement(2)	(0.81)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.90%
(1)Other Expenses are estimated since the Fund had not launched as of the date of this prospectus.
(2)Prospector Partners Asset Management LLC (the “Investment Manager”) has contractually agreed to waive a portion or all of its management fees and pay Fund expenses (excluding shareholder servicing plan fees, front-end or contingent deferred loads, taxes, leverage/borrowing interest, interest expense, brokerage commissions, AFFE, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation) in order to limit the total annual fund operating expenses after fee waiver and expense reimbursement to 0.90% of average daily net assets of the Fund. Fees waived and expenses paid by the Investment Manager may be recouped by the Investment Manager for a period of 36 months following the day on which such fee waiver and/or expense payment was made, if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and/or expense payment occurred and the expense limit in place at the time of recoupment. The Operating Expenses Limitation Agreement cannot be terminated through at least October 31, 2027. Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees (the “Board”) or the Investment Manager.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the Expense Cap only in the first two years). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$92	$374

2.Staff Comment: Please confirm the termination date of the expense waivers in footnote 2 will be at least one year from the effective date.

Response: The Trust responds by confirming that the termination date of the expense waivers in footnote 2 of the Fees and Expenses table will be dated at least two years from the effective date of the Prospectus, as shown in the response to Comment 1 above.

Principal Investment Risks

3.Staff Comment: On page 4, Interest Rate Risk, please include disclosure explaining the concept of duration and provide an example.

Response: The Trust responds by modifying the Interest Rate Risk disclosure as follows:

“Interest Rate Risk, which is the chance that changes in interest rates will affect the value of investments in debt securities. When interest rates rise, the value of existing investments in debt securities tends to fall and this decrease in value may not be offset by higher income from new investments. Interest rate risk is generally greater for fixed-income securities with longer maturities or durations. Duration is a measure of sensitivity of a security’s price to changes in interest rates. For example, a security with a duration of 2.0 would be expected to decrease in price 2% for every 1% rise in interest rates (the inverse is true as well). Increasing interest rates may have an adverse effect on the value of the Fund’s investment portfolio as a whole. The Fund may be subject to a greater risk of rising interest rates than would normally be the case due to the recent end of a period of historically low rates and the effects of potential central bank monetary policy, and government fiscal policy, initiatives and market reactions to those initiatives.”

4.Staff Comment: High-Yield Securities Risk; please include disclosure that these are commonly called “junk bonds.”

Response: The Trust responds by modifying the risk disclosure as follows:

“High Yield Securities Risk, which is the risk that debt securities in the lower rating categories (sometimes referred to as below investment grade bonds, or “junk bonds”) are subject to a greater probability of loss in principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. These securities may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity and negative perceptions of the lower rated debt securities market generally and may be more difficult to trade or dispose of than other types of securities.”

Statement of Additional Information:

Fundamental Investment Policies and Restrictions

5.Staff Comment: There does not appear to be a policy regarding concentration. Please advise as to why.

Response: The Trust responds by adding a additional fundamental policy on concentration as follows:

“As a matter of Fundamental policy, the Fund may not: . . . .

6. Invest more than 25% of the value of its assets in a particular industry (except that U.S. government securities are not considered an industry).”

* * * * * * * *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact the undersigned at (341) 444-8827.

Sincerely,

MANAGED PORTFOLIO SERIES

By: /s/ Jason M. Venner

Jason M. Venner
Secretary of Managed Portfolio Series

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.
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